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NOV 30 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHEARMAN, RALSTON, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 GREENWICH AVENUE
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

232 MADISON AVENUE, STE 1200	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS RALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHEARMAN, RALSTON, INC., as of SEPTEMBER 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CAREN S. BRUTTEN
Notary Public, State of New York
No. 02BR4500727
Qualified in New York County
Commission Expires ~~Nov. 30, 19~~ 3/24/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

SHEARMAN, RALSTON INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Shearman, Ralston Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shearman, Ralston, Inc. ("the Company") as of September 30, 2020, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "4" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Horowitz & Ullmann, P.C.

New York, NY
November 24, 2020

SHEARMAN, RALSTON INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS

CURRENT ASSETS	
Cash	$ 216,558
Marketable securities	6,636,625
Commission receivable from clearing broker	42,018
Total current assets	6,895,201
OTHER ASSETS	
Note receivable-stockholder	675,000
Note receivable-employee	110,000
Total other assets	785,000
TOTAL ASSETS	$7,680,201

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 14,900
OTHER LIABILITIES	
SBA PPP loan payable	81,355
Deferred taxes payable	1,187,065
Total other liabilities	1,268,420
TOTAL LIABILITIES	1,283,320
SHAREHOLDERS' EQUITY	
Capital Stock	
Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares, outstanding 1,250 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares, outstanding 112.50 shares	225
Additional paid-in capital	32,151
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	6,690,490
TOTAL SHAREHOLDERS' EQUITY	6,396,881
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,680,201

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2020

REVENUES	
Dividend and interest income	$ 233,966
Customer commissions	356,279
Unrealized loss on securities	(206,514)
Investment advisory fees	169,000
Clearance rebate income	67,100
Realized gain on securities	327,352
Other income	6,600
Total revenues	953,783
EXPENSES	
Employee compensation	852,256
Travel and entertainment	70,530
Insurance	74,369
Clearance charges	60,653
Payroll taxes	43,085
Professional and registration fees	27,851
Rent	19,238
Telephone	15,404
Tickers and quotation service	16,176
Office expense	16,291
Consultant	9,577
Miscellaneous	2,828
Total expenses	1,208,258
NET LOSS BEFORE PROVISION FOR INCOME TAX	(254,475)
INCOME TAX BENEFIT	82,989
NET LOSS	$ (171,486)

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2020

	Common Stock Class "A"	Common Stock Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2019	$2,500	$225	$32,151	$(328,485)	$6,861,976	$6,568,367
Net Loss	-	-	-	-	(171,486)	(171,486)
Balances September 30, 2020	$2,500	$225	$32,151	$(328,485)	$6,960,490	$6,396,881

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(171,486)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investment securities	206,514
Realized gain on sale of investment securities	(327,352)
Deferred income tax	(83,694)
Proceeds from sales of securities	430,129
Purchases of securities	(34,727)
Changes in assets and liabilities:	
Decrease in commission receivable	3,567
Increase in accounts payable and accrued expenses	3,000
Total adjustments	197,437
Net cash provided by operating activities	25,951
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from SBA loan	81,355
NET INCREASE IN CASH	107,306
CASH - October 1, 2019	109,252
CASH - September 30, 2020	$ 216,558
SUPPLEMENTAL CASH FLOW INFORMATION	
Income taxes paid	$ 705

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Shearman, Ralston Inc. is a broker-dealer incorporated in New York, and is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principal of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services.

Brokerage Commissions:
The Company earns commissions on securities orders it executes on behalf of the customer. The related commission income and clearing expense are recognized on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Investment Advisory Fees:
The Company earns advisory fee income for investment advisory services performed in accordance with customer agreements. Under agreed terms, these fees are billed based on a percentage of assets under management and collected quarterly. The Company recognizes this income upon completion of its investment advisory services performance obligations.

Clearance Rebate Income:
The Company earns revenue from its clearing broker based upon a percentage of the cash balances maintained by the customer with the clearing broker. The income is computed daily and received monthly, and recognized as revenue on a monthly basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Collateral:
The Company maintains a proprietary margin account with the broker-dealer that holds the Company's marketable securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the Statement of Financial Condition. There was no open margin account balance at September 30, 2020.

Commission Receivable:
The Company records commission receivable for trading commissions earned but not received as of September 30, 2020. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through November 24, 2020, the date that the financial statements were available to be issued.

3. FAIR VALUE MEASUREMENTS

The Company adopted The Fair Value Measurements Topic of the FASB Accounting Standards Codification which defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. The Fair Value Measurements Topic established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2020, the Company's net capital exceeds such capital requirements by $4,440,758 and the ratio of aggregate indebtedness $96,255 to net capital $4,540,758 is .0212 to 1.

5. INCOME TAXES

The Company computes its tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at September 30, 2020:

	Current	Deferred	Total
Federal income tax expense/(benefit)	$ 0	$ (59,988)	$ (59,988)
State and local tax expense/(benefit)	705	(23,706)	(23,001)
	$ 705	$ (83,694)	$ (82,989)

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax expense at U.S. statutory tax rate	$ (53,440)
Increase/(decrease) in tax expense from:	
Dividends received deduction	(15,206)
State and local income tax expense, net of federal income tax benefit	(14,343)
Income tax benefit	$ 82,989

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability is as follows:

Unrealized gains on marketable securities	$1,425,886
Net operating loss	(238,821)
Total deferred tax liability	$1,187,065

The Company has a net operating loss carryforward of $1,092,000 which can be carried forward indefinitely.

The Company's federal income tax returns and state and city tax returns for fiscal years 2016 through 2019 are subject to examination by the tax authorities, generally for three years after they were filed with the tax authorities. The Company believes that, as of September 30, 2020, there were no material uncertain tax positions that would require disclosure under GAAP.

6. NOTES RECEIVABLE-STOCKHOLDER AND EMPLOYEE

The notes bear interest at a variable rate (the rebate rate paid by the clearing firm on uninvested cash) and require quarterly interest payments, all of which were paid, and total $3,658 for the year ended September 30, 2020. The entire principal amount of the stockholder note is due and payable on the maturity date, which is March 1, 2026. The note is secured by the residence of the stockholder. The entire principle amount of the employee note is due December 1, 2020. The Company expects that the due date of the employee note will be extended.

7. CONCENTRATIONS OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a month to month operating lease. Rent expense is $19,238 for the year ended September 30, 2020, which includes utilities and real estate taxes.

9. SBA PPP LOAN

The Company recently executed a note and received loan proceeds (the "PPP Loan") from Celtic Bank Corporation ("PPP"), under the Paycheck Protection Program ("PPP") which was established under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and is administered by the U.S. Small Business Administration. In May 2020, the Company received the PPP loan of $81,355. The proceeds from the PPP Loan will be used in accordance with the terms of the CARES Act program, as described further below.

The term of the PPP loan is two years. The interest rate on the PPP loan is 1.00%, which shall be deferred for the first six months of the term of the loan. Pursuant to the terms of the CARES Act, the proceeds of the PPP Loan may be used for payroll costs, mortgage interest, rent or utility costs. The promissory note evidencing the PPP loan contains customary events of default relating to, among other things, payment defaults, breach of representations and warranties, or provisions of the promissory note. The occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under such PPP Loan, collection of all amounts owing from the respective borrower, filing suit and obtaining judgment against the respective borrower.

Under the terms of the CARES Act, the borrower can apply for and be granted forgiveness for all or a portion of the PPP Loan. Such forgiveness will be determined, subject to limitations, based on the use of the loan proceeds in accordance with the terms of the CARES Act, as described above, during a period not to exceed a twenty-four week period after loan origination and the maintenance or achievement of certain employee levels. No assurance is provided that the borrower will obtain forgiveness under any relevant PPP loan in whole or in part.

Schedule "1"

SHEARMAN, RALSTON INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2020

SHAREHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 6,396,881
Less: Nonallowable assets:	
Notes receivable-stockholder and employee	785,000
TENTATIVE NET CAPITAL	5,611,881
Capital charge on investment securities	995,494
Capital charge on undue concentration	75,629
NET CAPITAL	4,540,758
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 4,440,758
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 96,255
1/15TH OF AGGREGATE INDEBTEDNESS	$ 6,417
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0212 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SHEARMAN, RALSTON INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2020

Net Capital, per Form X-17a-5 as of September 30, 2020, unaudited	$4,540,758
Add: Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$4,540,758

See independent auditor's report and accompanying notes to financial statements.

Schedule “3”

SHEARMAN, RALSTON INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2020

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended September 30, 2020.

Schedule "4"

SHEARMAN, RALSTON INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2020

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended September 30, 2020.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Shearman, Ralston Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shearman, Ralston Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shearman, Ralston Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemptive provision") and (2) the Company stated that Shearman, Ralston Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Shearman, Ralston Inc's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
November 24, 2020

SHEARMAN, RALSTON INC.
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED SEPTEMBER 30, 2020

Shearman, Ralston Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended September 30, 2020 without exception.

Shearman, Ralston Inc.

I, Douglas Ralston affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President
November 24, 2020

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders
of Shearman, Ralston Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Shearman, Ralston Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended September 30, 2020, with the total revenue amounts reported in Form SIPC-7 for the year ended September 30, 2020 noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
November 24, 2020

SHEARMAN, RALSTON INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

Total revenue	$ 953,783
Deductions:	
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	60,653
Realized and unrealized gains on securities	120,838
40% of margin interest on customer accounts	26,840
Other revenue not related to securities	3,658
Total deductions	211,989
Total revenue, subject to assessment	741,794
Computation of assessment:	
Assessment for the year ended September 30, 2020	1,113
Less: Payments	
May 2020	613
Balance Due	$ 500